Xinyuan Real Estate Co., Ltd. Announces fourth Quarter AND FULL YEAR 2011 FINANCIAL RESULTS

BEIJING, China, February 23, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the fourth quarter and full year 2011.

Highlights for the Fourth Quarter 2011

•	Total fourth quarter revenues were US$199.8 million, a 45.6% increase from US$137.2 million reported in the fourth quarter of 2010, and 6.3% decrease from US$213.3 million recorded in the third quarter of 2011.
•	Contract sales totaled US$172.1 million, an 11.3% decrease from US$194.1 million recorded in the fourth quarter of 2010, and 33.1% decrease from US$257.1 million recorded in the third quarter of 2011.
•	Total gross floor area (“GFA”) sales were 111,900 square meters, a 35.4% decrease from 173,200 square meters sold in the fourth quarter of 2010 and 40.7% decrease from 188,700 square meters sold in the third quarter of 2011.
•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 5.8% compared to 6.7% in the fourth quarter of 2010 and 6.7% in the third quarter of 2011.
•	Net income reached US$28.3 million, a 31.0% increase from US$21.6 million reported in the fourth quarter of 2010 and 9.3% decrease from US$31.2 million in the third quarter of 2011.
•	Diluted net earnings per share attributable to ordinary shareholders were US$0.19, equivalent to US$0.38 per American Depositary Share (“ADS”), compared to diluted net earnings per share of US$0.14, equivalent to US$0.28 per ADS, in the fourth quarter of 2010 and US$0.21, equivalent to US$0.42 per ADS, in the third quarter of 2011.
•	Cash and cash equivalents, including restricted cash, decreased by US$37.5 million to US$487.6 million as of December 31, 2011 from US$525.1 million as of September 30, 2011 as the Company spent US$83.0 million on new land acquisitions in the fourth quarter of 2011. Short and long term debt decreased by US$18.0 million to US$285.5 million compared to US$303.5 million as of September 30, 2011.
•	On May 26, 2011, the Company announced a share repurchase program of up to US$10 million. In the 2011 fourth quarter, the Company repurchased 1,380,265 ADS’s at a total cost of US$2.5 million. Since the start of the share repurchase program, Xinyuan has repurchased 3,771,764 ADS’s at a total cost of nearly US$8.0 million.
•	The Company acquired two parcels of land In Zhengzhou and Xuzhou with a total GFA of approximately 326,000 square meters.

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Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer said, “We were pleased to achieve our revenue and net income guidance ranges for the fourth quarter despite market headwinds experienced from November 2011 onwards. While broader demand for our projects was affected by ongoing home buying restriction policies, our development projects in Tier II & III cities have been better insulated from more significantly weaker housing prices in Tier I cities. Eleven development projects were active in the fourth quarter with total GFA sales of approximately 112,000 square meters and average selling prices increasing 12% to RMB 9,940 primarily due to a mix of higher-priced projects and sales of commercial retail space in our Chengdu and Zhengzhou Modern City projects which carry higher prices than residential space.”

“For the full year of 2011, our revenue increased by 52.8% to US$688 million from US$450 million in 2010. Net profit surpassed US$100 million, which is virtually double the previous year’s profit. This strong performance has allowed us to purchase land, reduce our debt, establish a stock buyback program, and initiate a dividend program.”

“Looking ahead, we expect contract sales to remain sluggish in 2012 if there is no easing of buyer restriction policies. However, we believe that 2012 will see year-over-year revenue and net income growth for Xinyuan. We have a sound balance sheet, sufficient capital and access to capital for the development of all of our projects including our most recent land parcels acquired in the fourth quarter. We continue to seek attractive land acquisitions and to maximize shareholder returns. With a highly diversified project pipeline and strong balance sheet, we remain highly confident in our strategy to offer affordable developments in Tier II & III cities.”

Financial Results for the Fourth Quarter 2011

Contract Sales

Contract sales totaled US$172.1 million in the fourth quarter compared to US$194.1 million in the fourth quarter of 2010 and US$257.1 million in the third quarter of 2011. The Company’s GFA sales were 111,900 square meters in the fourth quarter of 2011 versus 173,200 square meters in the fourth quarter of 2010 and 188,700 square meters in the third quarter of 2011. The average selling price per square meter sold was RMB9,940 (US$1,538) in the fourth quarter of 2011 versus RMB7,584 (US$1,120) in the fourth quarter of 2010 and RMB8,857 (US$1,362) in the third quarter of 2011.

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Breakdown of GFA Sales and ASP’s by Project

	Q4 2010		Q3 2011		Q4 2011		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	6.6	5,001	7.6	5,674	6.3	10,195	18.7
Chengdu Splendid II	53.8	6,680	21.0	6,916	13.9	6,936	51.7
Zhengzhou Colorful Garden	5.9	8,533	1.0	13,798	0.1	17,584	3.7
Zhengzhou Modern City	54.1	7,575	17.4	8,808	15.5	13,462	62.9
Zhengzhou Royal Palace	-	-	12.1	14,388	9.2	15,568	110.9
Zhengzhou Century East B	-	-	25.7	8,705	13.1	8,555	117.7
Kunshan Intl City Garden	11.8	9,422	14.0	9,786	7.9	9,433	116.0
Suzhou Intl City Garden	6.7	13,087	20.6	10,969	10.1	10,676	67.7
Xuzhou Colorful Garden	29.1	7,263	7.6	8,785	0.8	11,064	1.0
Jinan Xinyuan Splendid	-	-	22.9	9,482	7.5	8,375	479.3
Zhengzhou Yipinxiangshan II	-	-	38.8	6,928	26.8	8,157	79.4
Others	5.2	9,756	-	-	0.7	-	4.1
Total	173.2	7,584	188.7	8,857	111.9	9,940	1,113.1

Revenue under the Percentage of Completion Method

In the fourth quarter of 2011, the Company’s total revenue using the percentage of completion method was US$199.8 million compared to US$137.2 million in the fourth quarter of 2010 and US$213.3 million in the third quarter of 2011. Versus the previous quarter, this quarter’s decrease in revenue under the percentage of completion method is mainly due to the decrease in contract sales.

Gross Profit

Gross profit for the fourth quarter of 2011 was US$56.4 million, or 28.2% of revenue, compared to gross profit of US$41.4 million, or 30.2% of revenue, in the fourth quarter of 2010 and a gross profit of US$63.8 million, or 29.9% of revenue, in the third quarter of 2011.

Each quarter the Company revises total project cost and sales projections for all projects. In the fourth quarter of 2011 US$0.8 million of cumulative gross profit was recognized under the percentage of completion method due to changes in estimates compared to US$3.7 million being recognized the previous quarter due to changes in estimates.

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Selling, General and Administrative Expenses

SG&A expenses were US$11.7 million for the fourth quarter of 2011 compared to US$9.1 million for the fourth quarter of 2010 and US$14.2 million for the third quarter of 2011. As a percentage of total revenue, SG&A expenses were 5.8% compared to 6.7% in the fourth quarter of 2010 and 6.7% in the third quarter of 2011. The decrease in SG&A expenses was mainly due to decreased sales agent commissions and reduced promotional fees associated with new project launches.

Share-based Compensation

Share-based compensation was US$0.2 million for the fourth quarter of 2011 compared to US$0.6 million for the fourth quarter of 2010 and US$0.5 million for the third quarter of 2011.

Net Income

Net income for the fourth quarter of 2011 was US$28.3 million compared to US$21.6 million for the same period in 2010 and US$31.2 million in the third quarter of 2011. Net margin was 14.2%, compared to 15.7% in the fourth quarter of 2010 and 14.6% in the third quarter of 2011. Diluted earnings per share for the fourth quarter of 2011 were US$0.19, equivalent to US$0.38 per ADS, compared to a profit of US$0.14 per diluted share, equivalent to US$0.28 per ADS, for the same period in 2010, and US$0.21 per diluted share, equivalent to US$0.42 per ADS, in the third quarter of 2011.

Financial Results for the Full Year 2011

For the year ended December 31, 2011, total revenues increased by 52.8% to US$687.5 million from US$450.0 million in 2010. GFA sales increased by 8.0% to 565,700 square meters from 523,800 square meters in 2010. Contract sales increased by 29.0% to US$758.9 million from US$588.3 million in 2010.

Gross profit was US$199.7 million, or 29.1% of revenue, for fiscal year 2011 compared to a gross profit of US$115.5 million, or of 25.7% of revenue, for fiscal year 2010.

SG&A expenses were US$43.4 million, or 6.3% of revenue, compared to US$32.9 million, or 7.3% of revenue in 2010.

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Net income was US$103.0 million for fiscal year 2011, versus net income of US$51.1 million for 2010. Diluted earnings per share were US$0.68, equivalent to US$1.36 per ADS in 2011, compared to US$0.33, equivalent to US$0.66 per ADS in 2010.

Balance Sheet

As of December 31, 2011, the Company reported US$487.6 million in cash and cash equivalents (including restricted cash) compared to US$525.1 million as of September 30, 2011. Total debt outstanding was US$285.5 million, a decrease of US$18.0 million compared to US$303.5 million at the end of the third quarter of 2011. The value of the Company’s real estate property under development at the end of the fourth quarter was US$761.9 million compared to US$622.3 million at the end of the third quarter of 2011.

Project Status

Below is a summary table of projects that were active in the fourth quarter of 2011.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%
					Sold
Chengdu Splendid I	231.0	212.3	192.0	171.4	89.3%	93.7%
Chengdu Splendid II	216.9	165.2	220.9	171.4	77.6%	90.6%
Zhengzhou Colorful Garden	191.9	188.2	199.6	193.8	97.1%	99.7%
Zhengzhou Modern City	255.4	192.5	341.7	242.1	70.9%	67.8%
Zhengzhou Royal Palace	132.2	21.3	209.1	49.2	23.5%	66.9%
Zhengzhou Century East B	166.5	48.8	231.4	65.3	28.2%	68.6%
Kunshan Intl City Garden	497.9	381.9	569.6	426.0	74.8%	94.0%
Suzhou Intl City Garden	204.1	136.4	301.8	208.4	69.1%	97.9%
Xuzhou Colorful Garden	101.8	100.8	116.9	115.4	98.7%	80.1%
Jinan Xinyuan Splendid	565.4	86.1	747.4	117.9	15.8%	53.7%
Zhengzhou Yipinxiangshan II	198.5	119.1	209.7	132.9	63.4%	70.3%
Others remaining GFA	4.1
Total active projects	2,765.7	1,652.6	3,340.1	1,893.8	56.7%	77.8%

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As of December 31, 2011, the Company’s total sellable GFA was approximately 1,516,800 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled
Zhengzhou Century East A (planning)	77.8	Q2 2012
Newly Acquired Zhengzhou Land	208.3	Q4 2012
Newly Acquired Xuzhou Land	117.6	Q4 2012
Total active projects	1,113.1
Total all Xinyuan projects	1,516.8

First Quarter and Full Year 2012 Outlook

The Company expects contract sales in the first quarter of 2012 to be in the range of US$105 to US$115 million. Revenue under the percentage of completion method is expected to range between US$135 and US$145 million and net income in the first quarter is expected to be in the range of US$18.0 to US$21.0 million.

For the full year 2012, contract sales are expected to be in the range of US$635 to US$655 million. Revenue under the percentage of completion method is expected to range between US$755 and US$775 million and net income is expected to be in the range of US$95 to US$105 million.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue = Cumulative contract sales proceeds x Cumulative incurred cost

          Total estimated project cost

Cumulative cost of sales = Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

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Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on February 23rd, 2012 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-4849. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 6044672.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of February 23, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

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 XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	199,770	213,272	137,191

Cost of revenue	(143,407)	(149,464)	(95,806)
Gross profit	56,363	63,808	41,385

Selling and distribution expenses	(3,645)	(6,773)	(3,328)
General and administrative expenses	(8,006)	(7,453)	(5,817)

Operating income	44,712	49,582	32,240

Interest income	2,582	1,230	665
Share of income in an equity investee	-	-	1,273
Exchange gains	1	-	1
Income from operations before income taxes	47,295	50,812	34,179

Income taxes	(18,986)	(19,591)	(12,572)

Net income	28,309	31,221	21,607
Less: net income/ (loss) attributable to non-controlling interest	114	(59)	(18)
Net income attributable to shareholders	28,195	31,280	21,625

Earnings per share:
Basic	0.19	0.21	0.14
Diluted	0.19	0.21	0.14
Shares used in computation:
Basic	147,992	151,015	153,186
Diluted	147,992	151,015	153,280

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 XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31, 2011	December 31, 2010
	(unaudited)	(audited)

Revenue	687,508	449,972

Cost of revenue	(487,777)	(334,453)
Gross profit	199,731	115,519

Selling expenses	(16,209)	(10,724)
General and administrative expenses	(27,231)	(22,208)

Operating income	156,291	82,587

Interest income	5,294	2,218
Other income/(expense)	-	2,380
Share of income in an equity investee	-	227
Exchange gains	57	202
Change in fair value of warrant liabilities	-	842
Income from operations before income taxes	161,642	88,456

Income taxes	(58,637)	(37,333)

Net income	103,005	51,123
Less: net income attributable to non-controlling interest	707	(18)

Net income attributable to shareholders	102,298	51,141

Earnings per share:
Basic	0.68	0.34
Diluted	0.68	0.33
Shares used in computation:
Basic	151,315	152,578
Diluted	151,315	155,397

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	319,218	364,247	213,326
Restricted cash	168,384	160,806	82,305
Accounts receivable	22,391	22,434	3,511
Other receivables	13,352	10,123	6,462
Other deposits and prepayments	60,006	71,091	34,790
Advances to suppliers	14,184	15,812	21,933
Real estate property development completed	6,775	6,030	1,470
Real estate property under development	761,871	622,345	710,585
Other current assets	658	429	663

Total current assets	1,366,839	1,273,317	1,075,045

Real estate properties held for lease, net	18,527	19,213	19,876
Property and equipment, net	2,981	2,664	2,687
Other long-term investment	247	247	242
Deferred tax asset	708	692	1,925
Other assets	2,901	3,181	4,190

TOTAL ASSETS	1,392,203	1,299,314	1,103,965

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 XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

 CONDENSED CONSOLIDATED BALANCE SHEETS

 (All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	236,517	175,929	150,670
Short-term bank loans	172,039	179,362	186,631
Customer deposits	71,109	65,023	22,789
Income tax payable	73,589	38,056	40,895
Deferred tax liabilities	17,896	47,592	18,731
Other payables and accrued liabilities	50,970	47,884	39,162
Payroll and welfare payable	7,018	3,061	4,539
Current portion of long-term debt	313	296	331

Total current liabilities	629,451	557,203	463,748

Non- current liabilities
Long-term bank loans	73,482	82,831	70,213
Unrecognized tax benefits	13,824	13,707	13,151
Other long-term debt	39,709	41,046	38,688
TOTAL LIABILITIES	756,466	694,787	585,800

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(7,959)	(5,417)	-
Additional paid-in capital	509,713	509,487	507,973
Retained earnings (accumulated deficit)	99,278	71,893	(17,749)
Statutory reserves	33,579	27,559	27,559
TOTAL SHAREHOLDERS’ EQUITY	634,626	603,537	517,798

Non-controlling interest	1,111	990	367

TOTAL EQUITY	635,737	604,527	518,165

TOTAL LIABILITIES AND EQUITY	1,392,203	1,299,314	1,103,965

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